

13002983

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)



LANE GORMAN TRUBITT PLLC
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 26, 2013

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2012	2011
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$ 39,839,430	$ 39,693,649
Waddell & Reed Financial, Inc. class A common stock	4,744,190	4,306,487
Pooled separate accounts	46,964,369	43,027,800
Unallocated annuity contract	34,437,333	35,708,142
Short-term investments	1,356,053	1,703,579
	127,341,375	124,439,657
Notes receivable from participants	1,366,438	1,369,563
Contributions receivable - employee	203,761	143,447
Contributions receivable - employer	92,098	67,432
Accrued investment income	94	43,537
Net assets available for benefits at fair value	129,003,766	126,063,636
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(2,766,568)	(2,595,624)
Net assets available for benefits	$ 126,237,198	$ 123,468,012

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2012	2011
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$ 714,769	$ 523,583
Dividends on pooled separate accounts and unallocated annuity contract	962,831	826,651
Interest income - notes receivable from participants	58,221	54,617
Interest income - short-term investments	1,787	1,087
	1,737,608	1,405,938
Net appreciation in fair value of investments	14,612,377	798,048
Contributions:		
Participant contributions	4,892,177	4,467,325
Employer contributions	2,125,635	2,025,067
	7,017,812	6,492,392
Benefits paid to participants	20,598,611	9,670,729
Net increase (decrease) in net assets	2,769,186	(974,351)
Net assets available for benefits:		
Beginning of plan year	123,468,012	108,386,064
Transfer of assets to this plan	-	16,056,299
End of plan year	$ 126,237,198	$ 123,468,012

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5, 1982.

Valuation of Securities

The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2012 and 2011 was $51.67 and $43.39, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2012 and 2011 was $34.82 and $24.77, respectively.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for January 1 – June 30, 2012 was 3.15%, the rate for July 1 – December 31, 2012 was 3.00% and the rate was 3.50% for 2011. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles ("US GAAP") require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with US GAAP requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal Income Taxes

Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service ("IRS") stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant Contributions

To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2007, the Plan was amended such that any employee who becomes an eligible employee on or after January 1, 2007 and does not affirmatively elect otherwise shall be automatically enrolled with salary deferrals of 3%.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 100% of the participant's contribution equal to 1% of compensation and 50% of a participant's contributions of the next 5% of a participant's contribution (limited to 6% of participant's compensation).

NOTE B - DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes Receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2012 and 2011, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National", (Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe", (Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe, (Dallas, Texas)

United American Insurance Company, "United American", (Dallas, Texas)

Torchmark Corporation, "Torchmark", (Dallas, Texas)

Globe Marketing Services, Inc., "Globe Marketing", (Oklahoma City, Oklahoma)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

NOTE B - DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service, age 59 ½ or hardship withdrawal. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $128,633 and $98,080 at December 31, 2012 and 2011, respectively. The plan did not apply forfeitures to reduce employer match for either year.

NOTE C- INVESTMENTS

The following table presents the investments of the Plan's net assets:

	December 31,	
	2012	2011
Pooled Separate Accounts:		
AIM Global Health Care (Invesco Global Health Care)	$ 1,558,960	$ 1,580,213
EuroPacific Growth Fund	4,218,677	4,114,390
Fidelity VIP Contrafund	5,749,269	5,631,912
Income Fund of America	3,639,051	2,897,676
ING American Century Small-Mid Cap Value Portfolio	316,755	203,051
ING GNMA Income Bond Fund	1,307,908	1,482,786
ING Pimco Total Return Portfolio	3,131,371	2,439,597
ING Templeton Foreign Equity Fund	36,109	961
ING T. Rowe Price Diversified Midcap Growth Portfolio	2,323,612	2,454,217
Lord Abbett Developing Growth Fund	1,449,254	1,396,449
Lord Abbett Small Cap Value Fund	2,828,539	2,954,454
Oppenheimer Developing Markets Fund	203,309	6,738
Oppenheimer International Growth Fund	150,412	808
Pioneer Fund (A)	780,680	952,410
Pioneer High Yield Fund	962,391	969,410
RidgeWorth Mid Cap Value Equity Fund	755,837	827,531
T. Rowe Price 2015 Fund	1,371,315	1,347,320
T. Rowe Price 2020 Fund	664,534	88,819
T. Rowe Price 2025 Fund	2,160,236	1,722,610
T. Rowe Price 2030 Fund	34,638	552
T. Rowe Price 2035 Fund	1,646,784	1,446,094
T. Rowe Price 2040 Fund	83,516	4,515
T. Rowe Price 2045 Fund	1,234,511	857,428
T. Rowe Price 2050 Fund	60,290	2,003
T. Rowe Price 2055 Fund	50,139	18,053
T. Rowe Price Retirement Income Fund	444,502	372,442
T. Rowe Price Blue Chip Growth Fund	3,826,857	3,705,788
T. Rowe Price Equity Income Fund	2,435,747	2,401,993

NOTE C- INVESTMENTS (Continued)

T. Rowe Price Science & Technology Fund	1,044,334	1,012,681
Templeton Global Bond Fund	2,494,832	2,134,583
	$ 46,964,369	$ 43,027,800
Unallocated Annuity Contract – ING Fixed Account	$ 34,437,333	$ 35,708,142
Torchmark Corporation common stock	$ 39,839,430	$ 39,693,649
Waddell & Reed Financial, Inc. class A common stock	$ 4,744,190	$ 4,306,487
SSGA Short Term Investment Fund	$ 1,356,053	$ 1,703,579

During the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2012	2011
Common stocks	$ 8,457,770	$ 1,885,339
Pooled separate accounts and unallocated annuity contract	6,154,607	(1,087,291)
	$ 14,612,377	$ 798,048

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2012.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 44,583,620	$ -	$ -	$ 44,583,620
Short Term Investment	1,356,053	-	-	1,356,053
Pooled separate accounts				
Small Cap/Mid Cap	-	7,673,997	-	7,673,997
Large Cap Value	-	8,965,696	-	8,965,696
Large Cap Growth	-	6,430,151	-	6,430,151
Global / International	-	4,608,507	-	4,608,507
Asset Allocation / Large Blend	-	7,750,465	-	7,750,465
Bonds	-	7,896,502	-	7,896,502
Balanced	-	3,639,051	-	3,639,051
Unallocated annuity contract	-	-	34,437,333	34,437,333
Total assets at fair value	$ 45,939,673	$ 46,964,369	$ 34,437,333	$ 127,341,375

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 44,000,136	$ -	$ -	$ 44,000,136
Short Term Investment	1,703,579	-	-	1,703,579
Pooled separate accounts				
Small Cap/Mid Cap	-	7,835,793	-	7,835,793
Large Cap Value	-	8,986,315	-	8,986,315
Large Cap Growth	-	6,298,682	-	6,298,682
Global / International	-	4,122,897	-	4,122,897
Asset Allocation / Large Blend	-	5,859,836	-	5,859,836
Bonds	-	7,026,601	-	7,026,601
Balanced	-	2,897,676	-	2,897,676
Unallocated annuity contract	-	-	35,708,142	35,708,142
Total assets at fair value	$ 45,703,715	$ 43,027,800	$ 35,708,142	$ 124,439,657

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31:

	2012	2011
Balance, beginning of year	$ 35,708,142	$ 22,193,061
Purchases	2,106,747	9,399,077
Sales	(5,925,740)	(3,628,681)
Transfers in	3,863,295	14,884,443
Transfers out	(1,486,055)	(9,498,866)
Net appreciation in fair value of investments included in changes in net assets	170,944	2,359,108
Balance, end of year	$ 34,437,333	$ 35,708,142

Transfers in and out of level 3 are a result of participants changing their investment mix, and are recognized as of the actual date of the event that caused the transfer.

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2012 and 2011, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended Accounting Standards Codification ("ASC") 820 Fair Value Measurements and Disclosures ("ASC 820") to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

NOTE G – PLAN AMENDMENT

In November 2012, the Plan was amended. New non-commissioned Employees of Liberty National Life Insurance Company hired after January 1, 2012 will be eligible to participate in the Plan. In addition any new Employee eligible to participate in the Plan will be allowed to begin deferrals into the Plan 30 days after hire, but without any Company match until the first anniversary of the employee's hire, at which time the Company will begin to match subsequent deferrals.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2012

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	771,036 shares $1 par value common stock	$39,839,430
	Waddell & Reed Financial, Inc.	136,249 shares $1 par value class A common stock	4,744,190
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		35,888 units AIM Global Health Care (Invesco Global Health Care)	1,558,960
		169,316 units EuroPacific Growth Fund	4,218,677
		133,231 units Fidelity VIP Contrafund	5,749,269
		177,799 units Income Fund of America	3,639,051
		14,271 units ING American Century Small-Mid Cap Value Portfolio	316,755
		77,528 units ING GNMA Income Bond Fund	1,307,908
		166,093 units ING Pimco Total Return Portfolio	3,131,371
		3,637 units ING Templeton Foreign Equity Fund	36,109
		123,208 units ING T. Rowe Price Diversified Midcap Growth Portfolio	2,323,612
		104,418 units Lord Abbett Developing Growth Fund	1,449,254
		43,092 units Lord Abbett Small Cap Value Fund	2,828,539
		2,483 units Oppenheimer Developing Markets Fund	203,309
		6,976 units Oppenheimer International Growth Fund	150,412
		13,982 units Pioneer Fund (A)	780,680
		39,749 units Pioneer High Yield Fund	962,391
		52,321 units RidgeWorth Mid Cap Value Equity Fund	755,837
		109,432 units T. Rowe Price 2015 Fund	1,371,315
		52,447 units T. Rowe Price 2020 Fund	664,534
		169,383 units T. Rowe Price 2025 Fund	2,160,236
		2,696 units T. Rowe Price 2030 Fund	34,638
		127,745 units T. Rowe Price 2035 Fund	1,646,784
		6,478 units T. Rowe Price 2040 Fund	83,516
		95,706 units T. Rowe Price 2045 Fund	1,234,511
		4,675 units T. Rowe Price 2050 Fund	60,290
		3,885 units T. Rowe Price 2055 Fund	50,139
		37,317 units T. Rowe Price Retirement Income Fund	444,502
		308,446 units T. Rowe Price Blue Chip Growth Fund	3,826,857
		119,315 units T. Rowe Price Equity Income	2,435,747
		38,679 units T. Rowe Price Science & Technology Fund	1,044,334
		93,400 units Templeton Global Bond Fund	2,494,832
			46,964,369
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	34,437,333
*	Investors Bank & Trust	1,356,053 shares Investors Bank & Trust Investcash Fund	1,356,053
			127,341,375
*	Notes receivable from participants	Loans to Plan participants, various interest rates from 4.25% to 9.25%, maturing from 1 to 60 months	1,366,438
			$128,707,813

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2013 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2012).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 26, 2013, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan



By:____________________
Frank M. Svoboda, Member
Administrative Committee



By:____________________
Cory W. Newman, Member
Administrative Committee



By:____________________
Ben W. Lutek, Member
Administrative Committee

Date: June 27, 2013


LGT

LANE GORMAN TRUBITT PLLC
Accountants & Advisors

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-76378) pertaining to the Torchmark Corporation Savings and Investment Plan, of our report dated June 26, 2013, with respect to the financial statements and supplemental schedule of the Torchmark Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Lane Gorman Trubitt, PLLC

Dallas, Texas
June 26, 2013